UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X]	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the plan year ended December 31, 2001

[ ]	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the transition period from ______ to _____

Commission file number 0-6645

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

THE MANITOWOC COMPANY, INC. 401(k) RETIREMENT PLAN
(F.K.A. - RSVP PROFIT SHARING PLAN)

B. Name of the issuer of securities held pursuant to the plan and the address of it's principal executive office:

THE MANITOWOC COMPANY, INC.
500 So. 16th Street
Manitowoc, WI 54220

REQUIRED INFORMATION

The following financial statement and schedules of The Manitowoc Company, Inc. 401(k) Retirement Plan (f.k.a. - RSVP Profit Sharing Plan), prepared in accordance with the financial reporting requirements of the Employee Retirement Income Securities Act of 1974, as amended, are filed herewith.

THE MANITOWOC COMPANY, INC.
401(k) RETIREMENT PLAN
(F.K.A. - RSVP PROFIT SHARING PLAN)

FINANCIAL STATEMENTS

DECEMBER 31, 2001

THE MANITOWOC COMPANY, INC.
401(k) RETIREMENT PLAN

TABLE OF CONTENTS

DECEMBER 31, 2001

Page

2	Independent Auditors' Report

3	Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000

4	Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2001

5-10	Notes to Financial Statements

Schedules required by the Department of Labor have been omitted because they are not applicable.

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INDEPENDENT AUDITORS' REPORT

To the Administrative Committee
The Manitowoc Company, Inc. 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of The Manitowoc Company, Inc. 401(k) Retirement Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Manitowoc Company, Inc. 401(k) Retirement Plan as of December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Manitowoc, Wisconsin
May 17, 2002

THE MANITOWOC COMPANY, INC.
401(k) RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000
	2001	2000

ASSETS

Investments (See Note 3):
Interest in The Manitowoc Company, Inc. Employees' Profit Sharing Trust	$121,666,547	$110,312,613
Participant loans	978,352	708,948

Receivables:
Employer's contribution	--	4,114,338

NET ASSETS AVAILABLE FOR BENEFITS	$122,644,899	$115,135,899

The accompanying notes are an integral
part of these financial statements.

THE MANITOWOC COMPANY, INC.
401(k) RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2001

Additions
Additions to net assets attributed to:
Investment income:
Interest in net investment income of The Manitowoc Company, Inc.
Employees' Profit Sharing Trust	$ 4,928,529
Participant loans	85,150

Contributions:
Participants'	5,290,077
Rollovers	8,347,610

TOTAL ADDITIONS	$ 18,651,366

Deductions
Deductions from net assets attributed to:
Benefits paid to participants	$ 12,390,193
Corrective distributions	318,011
TOTAL DEDUCTIONS	$ 12,708,204

Net increase before transfers	$ 5,943,162

Net transfers to this plan	1,565,838

NET INCREASE	$ 7,509,000

Net Assets Available for Benefits:
BEGINNING OF YEAR	115,135,899

END OF YEAR	$122,644,899

The accompanying notes are an integral
part of these financial statements.

THE MANITOWOC COMPANY, INC.
401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

NOTE 1 - Plan Description

The following description of The Manitowoc Company, Inc. 401(k) Retirement Plan (the "Plan") provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering substantially all salaried and non-union hourly employees of participating companies of The Manitowoc Company, Inc. (the "Company") who are scheduled to complete at least 1,000 hours of service during a year. Participating companies include the Company and all subsidiaries and affiliates of the Company, as defined in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

Participants may make voluntary pre-tax contributions to their accounts in whole percentages up to 15%, of eligible compensation, up to a maximum of $10,500 (adjusted annually). Participant contributions are not required.

Contributions to the Plan may be made by the Company in the form of a variable profit sharing contribution, which is credited to the individual accounts of the participants based on a formula, as defined in the Plan.

Annual contributions to a participant's account are limited to the lesser of $30,000 or 25% of the participant's compensation for the year.

Participant Accounts

Each participant's account is credited with the participant's contributions, the participant's share of the Company's contributions and an allocation of plan earnings, and reduced for withdrawals. Plan earnings are determined and credited to each participant's account on a daily basis in accordance with the proportion of the participant's account to all accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants have a non-forfeitable, vested right to the entire amount voluntarily contributed, and earnings thereon, and may withdraw the total of such amount in accordance with the provisions of the Plan. The portion of a participant's account attributable to employer contributions vests at the rate of 20% at the end of each year of credited service for five years. Participants who leave the Company because of normal retirement, disability retirement or death are considered to be 100% vested.

THE MANITOWOC COMPANY, INC.
401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2000

NOTE 1 - Plan Description - Continued

Investments

The Plan's investments are commingled with other Company sponsored plans in The Manitowoc Company, Inc., Employees Profit Sharing Trust (the "Trust"). Upon enrollment in the Plan, a participant may direct contributions in 5% increments in any of the defined investment options. Participants may change their investment options at any time.

Payment of Benefits

Participants may elect to receive the vested portion of their account balance upon normal retirement at or after age 65, upon death or disability, if earlier, or upon termination of employment. A participant whose vested balance exceeds $5,000 upon termination of employment has the right to maintain his or her vested account balance in the Plan until distribution is required to be made under the rules of the Plan.

A participant may make a withdrawal from his or her vested 401(k) and rollover account balance while still employed by the Company in the event of immediate and heavy financial hardship as defined by the Plan document.

Withdrawal elections available to participants are a lump sum payment, equal installments over a period of years, or an insurance company single premium nontransferable annuity contract.

Participant Loans

Participants may receive a loan from the Plan in an amount equal to a minimum of $1,000 up to 50% of the participant's account balance, excluding the portion of the account balance relating to Company profit sharing contributions, not to exceed $50,000. A participant may not maintain more than one loan at a time. Loans bear an interest rate equal to the current prime rate plus 1%. Loans are repaid from payroll deductions over a period not to exceed five years. In the event of default on a loan, the Plan has the right to apply the participant's account balance in satisfaction of the unpaid principal and accrued interest on the loan.

Forfeitures

Forfeited non-vested accounts are used to increase the Company's profit sharing contribution to the remaining participants in the year of the forfeiture.

NOTE 2 - Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

THE MANITOWOC COMPANY, INC.
401(K) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2000

NOTE 2 - Summary of Significant Accounting Policies - Continued

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Administrative Expenses

Administrative expenses of the Plan are paid from the assets of the Trust and are netted against income from the Trust.

Contributions

The Company makes weekly payments to the Plan for participant contributions. Profit sharing contributions are made when final calculations of contribution amounts have been determined, which normally is within two and one-half months of the Plan's year end.

Investment Valuation and Income Recognition

The Trust's investments are stated at fair value except for insurance company investment contracts which are stated at contract value. Shares of mutual funds are valued at quoted market prices. Investments in common stock of the Company are valued at quoted market prices. Participant loans are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on the trade-date basis. Interest income of the Trust is recorded on the accrual basis. Dividends of the Trust are recorded on the ex-dividend date.

The Capital Preservation Fund contains some investments in insurance company investment contracts. These contracts are included in the assets of the Capital Preservation Fund at contract value because they are fully benefit responsive. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

The contract value of the Capital Preservation Fund approximates fair value at December 31, 2001 and 2000. Contract value represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses.

The average yield for the Capital Preservation Fund was 5.8% for the year ended December 31, 2001. The crediting interest rate for this fund was 6.0% and 5.8% at December 31, 2001 and 2000, respectively.

THE MANITOWOC COMPANY, INC.
401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2000

NOTE 2 - Summary of Significant Accounting Policies - Continued

The Trust's investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Payment of Benefits

Benefits are recorded when paid.

NOTE 3 - The Manitowoc Company, Inc. Employees' Profit Sharing Trust

The Plan's allocated share of the Trust's net assets and investment activities is based upon the total of each participant's share of the Trust. The percentage of the Plan's assets to the total assets of the Trust was 45% and 44% as of December 31, 2001 and 2000, respectively. The Plan's approximate allocated share of the net assets of each fund in the Trust at December 31, 2001 and 2000 was:
	DECEMBER 31,
	2001	2000

Vanguard 500 Index Fund	58%	54%
Capital Preservation Fund	43%	44%
Equity Fund	41%	39%
Balanced Fund	45%	47%
First American Bond Fund	50%	38%
Small Cap Fund	44%	43%
Company Stock Fund	43%	41%
Loan Fund	93%	93%
Mid Cap Fund	63%	53%
Marshall International Stock Fund	59%	54%

THE MANITOWOC COMPANY, INC.
401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001 AND 2000

NOTE 3 - The Manitowoc Company, Inc. Employees' Profit Sharing Trust

The fair value of investments and the related investment income of the Trust are as follows:
	DECEMBER 31,
	2001	2000
Investments:
Cash and cash equivalents	$ 235,126	$ 246,410
Deposits with insurance companies	29,488,185	51,660,276
Common/collective trusts	96,154,684	61,735,201
Mutual funds	111,655,700	98,335,774
Investment in The Manitowoc Company, Inc. common stock	36,856,486	41,599,688
Participant loans	1,049,958	763,743

Year Ended December 31, 2001

Investment income:
Interest and dividends	$ 2,433,397
Net appreciation in fair value of investments	9,816,734

During 2001, the Trust's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $9,816,734 as follows:
Year Ended December 31, 2001

Mutual funds	$ 9,876,549
Investment in The Manitowoc Company, Inc. common stock	(59,815)
$ 9,816,734

THE MANITOWOC COMPANY, INC.
401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

NOTE 3 - The Manitowoc Company, Inc. Employees' Profit Sharing Trust - Continued

Investments that represent five percent or more of total Trust assets as of December 31, 2001 and 2000 are as follows:
	DECEMBER 31,
	2001	2000
Equity Fund
Nicholas Fund, Inc.	$ 27,575,909	$ 30,428,283
Balanced Fund
Vanguard Asset Allocation Fund	26,059,773	27,895,359
Small Cap Fund
Berger Omni Investment Fund	33,202,883	23,348,283
Company Stock Fund
The Manitowoc Company, Inc.	36,856,486	41,599,688
Capital Preservation Fund
Fidelity Managed Income Portfolio II	95,777,650	61,735,201

NOTE 4 - Amount Allocated to Withdrawn Participants

Benefits paid to participants represent the amount paid to participants as determined by their vesting status at the time of termination. At December 31, 2001 and 2000, $41,049,960 and

$38,900,837, respectively, included in net assets available for benefits is allocated to inactive participants of the Plan.

NOTE 5 - Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated

September 28, 1995 that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in accordance with the applicable requirements of the IRC.

NOTE 6 - Plan Termination

While the Company has not expressed any intent to terminate the Plan, it may elect to do so at any time subject to the provisions of ERISA. In the event of termination, each participant becomes fully vested in his or her entire participant account balance.

NOTE 7 - Party-in-Interest Transactions

Transactions involving The Manitowoc Company, Inc. common stock and participant loans are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee, which administers the Plan, has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Manitowoc, and State of Wisconsin, on the 27th day of June, 2002.

THE MANITOWOC COMPANY, INC. RETIREMENT SAVINGS PLAN

/s/ Terry Growcock
Terry Growcock

/s/ Carl Laurino
Carl Laurino

/s/ Thomas Musial
Thomas Musial

/s/ Debra Casper
Debra Casper

EXHIBIT INDEX
Exhibit No.	Description	Filed Herewith

23	Consent of Hawkins, Ash, Baptie & Company, LLP	X